February 24, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Rafael Holdings, Inc.

Request for Withdrawal of Registration Statement on Form S-4

Filed on September 14, 2021

File No. 333-259524

Ladies and Gentlemen,

Reference is made to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) by Rafael Holdings, Inc. (the “Registrant”), on September 14, 2021. Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement, together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

The Registrant is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement, and hereby confirms that no securities registered under the Registration Statement have been sold.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Registrant, however, notes that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement have been credited for potential future use.

If you have any questions or comments concerning this request, please call me at 212-658-1450.

Sincerely,

/s/ William Conkling
William Conkling
Chief Executive Officer